Exhibit 2
                                                                       ---------

                              WPP GROUP plc ("WPP")


WPP announces that on 12 July 2007 it acquired 113,606 of its own ordinary shares of 10p each for cancellation. The shares were acquired at a price of 740.5035p per share.